SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2) *

                          Amwest Insurance Group, Inc.
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                                (Name of issuer)

                          Common Stock, $.01 Par Value
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                         (Title of class of securities)

                                    032345100
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                                 (CUSIP number)

                Mr. Phillip E. Huff, Vice President and Treasurer
                   5230 Las Virgenes Road, Calabasas, CA 91302
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           (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 31, 1998
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             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 .

          Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 Pages

--------------------

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------           -----------------------------------
CUSIP No.  032345100                13D             Pa ge    2  of 5 Pages

-------------------------------           -----------------------------------

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        John E. Savage
                        ###-##-####

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                                                                         ----
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)
                                                                         ----

                                                                         ----
                                                                    (b)   X
                                                                         ----

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS *


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                                                                       ----
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                                                       ----
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America

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                             7      SOLE VOTING POWER
                                               178,158 shares

                        -------------------------------------------------------
                        -------------------------------------------------------
       NUMBER OF             8      SHARED VOTING POWER
        SHARES                                 None
     BENEFICIALLY
                        -------------------------------------------------------
                        -------------------------------------------------------
       OWNED BY              9      SOLE DISPOSITIVE POWER
    EACH REPORTING                             178,158 shares
      PERSON WITH
                        -------------------------------------------------------
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                               None

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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        178,158 shares

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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES *


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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        4.5%

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     14      TYPE OF REPORTING PERSON *
                        IN

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


Item 1.    Security and Issuer

               This Amendment to Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Amwest Insurance Group, Inc., a Delaware corporation ("Amwest"). The principal executive offices of Amwest are located at 5230 Las Virgenes Road, Calabasas, California 91302.

Item 2.    Identity and Background

               This Amendment to Schedule 13D is being filed by John E. Savage ("Savage") having his business address at 5230 Las Virgenes Road, Calabasas, California 91302. Savage is employed as the Co-Chief Executive Officer, President and Chief Operating Officer of Amwest and is a citizen of the United States of America.

               During the last five years, Savage has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

               Since his last filing on Schedule 13D dated January 16, 1996 which reported beneficial ownership of 151,616 Shares, Savage had a option to purchase 8,500 Shares expire unexercised on June 26, 1996 and sold 13,000 Shares on August 11, 1997 via an open market transaction. Additionally, on March 31, 1998, Amwest granted a 10% stock dividend to stockholders of record as of that date of which Savage received an additional 10,450 Shares. Also, Savage has received, in his capacity as Co-Chief Executive Officer, President and Chief Operating Officer of Amwest, options to purchase Shares, pursuant to Amwest's Stock Option Plan. These options expire in 10 years from the date of grant and vest in annual 25% increments beginning one year from the grant date. Since his last filing on Schedule 13D dated January 16, 1996, Amwest on April 10, 1996, September 9, 1997 and April 20, 1998 granted to Savage options to purchase an aggregate of 24,650 Shares. In addition, certain options granted before January 16, 1996 have vested. Consequently, options to purchase an aggregate of 37,592 Shares held by Savage have vested since January 16, 1996 (30,305 Shares pursuant to options granted before January 16, 1996 and 7,287 Shares pursuant to options granted after January 16, 1996). Pursuant to Rule 13d-3, the Shares underlying such vested options are deemed beneficially owned by Savage.

Item 4.    Purpose of Transaction

               Savage received options to purchase Shares pursuant to Amwest's Stock Option Plan. Savage's beneficial ownership of Shares will increase in the future as additional options previously granted to him by Amwest, as well as any options granted in the future, vest.










                                Page 3 of 5 Pages

Item 5.    Interest in Securities of the Issuer

               Savage beneficially owns an aggregate of 178,162 Shares, representing 4.5% of the outstanding Shares as computed in accordance with SEC Rule 13d-3(d)(1)(i). Savage serves as Trustee of the following Trusts: (1)
Savage Family Stock Trust FBO Sandra Lee Savage which owns 21,425 Shares; (2) Savage Family Stock Trust FBO Lorraine Ann Savage which owns 21,425 Shares; and
(3) Savage Family Stock Trust FBO Geraldine K. Thuresson which owns 21,426 Shares. In his capacity as Trustee, Savage has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, such Shares. Savage directly owns 72,715 Shares. In addition, 41,167 Shares beneficially owned by Savage represent Shares which may be acquired by Savage within 60 days of February 4, 1999, pursuant to the exercise of options under Amwest's Stock Option Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

               Savage serves as Co-Chief Executive Officer, President and Chief Operating Officer of Amwest. Savage is a party to a Senior Executive Severance Agreement with Amwest, pursuant to which Savage is entitled to certain compensation in the event his employment with Amwest is terminated under certain conditions. Savage is also a party to an indemnity agreement with Amwest regarding Savage's actions as an officer and director of Amwest. Pursuant to the terms of his employment, Savage from time to time may receive options to purchase Shares.

Item 7.    Material to be filed as Exhibits

           None


























                                Page 4 of 5 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1999


                                         /s/ JOHN E. SAVAGE
                                         ------------------------------

                                             John E. Savage





































                                Page 5 of 5 Pages